                [LETTERHEAD OF MORRISON & FOERSTER LLP OMITTED]

May 5, 2006

Russell Mancuso, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Re:      BioMimetic Therapeutics, Inc. (File No. 333-131718)
         Amendment No. 3 to Registration Statement on Form S-1

Dear Mr. Mancuso:

         We enclose herewith, on behalf of BioMimetic Therapeutics, Inc. (the
"Company" or "BioMimetic"), Amendment No. 3 to the Registration Statement on
Form S-1 (the "Registration Statement"), together with responses to the comments raised by the Staff in its comment letter dated May 3, 2006. Amendment No. 3 incorporates responses to the Staff's comments, and also contains updated financial information reflecting the effect of the Company's stock split. Below we have noted the Staff's comments in bold face type and the responses in regular type. Page number references are to the marked copy of Amendment No. 3.

         1.   WE NOTE YOUR REFERENCE YOUR REQUEST FOR CONFIDENTIAL TREATMENT OF
YOUR RESPONSE LETTER UNDER RULE 406. PLEASE SEE RULE 406(a) REGARDING THE PROPER
RULE GOVERNING SUCH REQUESTS.

         The Company has resubmitted a request for confidential treatment under
17 C.F.R. ss.200.83 of portions of its response letter dated April 26, 2006.

         2.   PLEASE COMPLETE THE REMAINING BLANKS, LIKE THOSE ON PAGE 103 AND
AT THE BOTTOM OF PAGE 25.

         The Company has completed the remaining blanks in the Registration
Statement.

         FEE TABLE

         3. PLEASE REVISE THE FOOTNOTES TO CLARIFY WHETHER YOU ARE CALCULATING
THE FEE BASED ON RULE 457(a) OR 457(o).

         The Company has revised footnote 3 to the fee table to clarify that it is calculating the fee based on Rule 457(o).

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS, PAGE 37

         CRITICAL ACCOUNTING POLICIES AND ESTIMATES, PAGE 39

         STOCK BASED COMPENSATION, PAGE 41

         4. WE SEE THAT YOU PRESENT BASIC AND DILUTED EARNINGS PER SHARE AS IF
YOU HAD NOT ADOPTED SFAS 123(R). THIS MEASURE APPEARS TO BE A NON-GAAP MEASURE
PURSUANT TO THE PROVISIONS OF REGULATION G AND ITEM 10(e) OF REGULATION S-K
SINCE IT EXCLUDES AN AMOUNT THAT IS INCLUDED IN THE MOST DIRECTLY COMPARABLE
MEASURE CALCULATED AND PRESENTED IN ACCORDANCE WITH GAAP. AS SUCH, PLEASE REVISE
YOUR FILING TO CLEARLY IDENTIFY THE MEASURE AS NON-GAAP AND INCLUDE ALL OF THE
DISCLOSURES REQUIRED BY ITEM 10(e) OF REGULATION S-K, REGULATION G, AND QUESTION
8 INCLUDED IN THE STAFF'S FREQUENTLY ASKED QUESTIONS REGARDING THE USE OF
NON-GAAP MEASURES. REFER TO SAB TOPIC 14-G.

         In order to remove any references that might be considered non-GAAP measures, the Company has revised the stock based compensation disclosures on page 40 to remove the presentation of basic and diluted earnings per share regarding the impact of the Company's adoption of SFAS 123(R) as discussed with the Staff.

         RESULTS OF OPERATIONS, PAGE 44

         YEARS ENDED DECEMBER 31, 2005 AND 2004

         5. WE REFER YOU TO PRIOR COMMENT 10 IN OUR LETTER DATED APRIL 13, 2006.
WE DO NOT SEE WHERE YOU HAVE QUANTIFIED EACH OF THE FACTORS LISTED AS
EXPLANATIONS FOR THE SIGNIFICANT INCREASE IN RESEARCH AND DEVELOPMENT AND
GENERAL AND ADMINISTRATIVE EXPENSES FROM 2004 TO 2005. PLEASE REVISE.

         The Company has revised the disclosure on page 44 to quantify each of the factors listed as explanations for the significant increase in research and development and general and administrative expenses from 2004 to 2005.

         BUSINESS, PAGE 51

         6. PLEASE EXPAND YOUR RESPONSE TO COMMENT 12 TO EXPLAIN HOW YOU BELIEVE
INVESTORS CAN EVALUATE YOUR COMPANY AND THE IMPACT OF THE AGREEMENTS TO WHICH
YOU ARE A PARTY IF YOU DO NOT DISCLOSE WHAT THE MILESTONES OR OTHER
CONTINGENCIES ARE AND QUANTIFY THE EFFECT OF THOSE CONTINGENCIES.

         The Company has revised the disclosure on pages 70 and 71 to disclose the nature of the milestones or other contingences and to quantify the effect of those contingencies, assuming that all future contingencies are met.

         INTELLECTUAL PROPERTY, PAGE 72

         7. WE NOTE FROM THE DISCLOSURE IN RESPONSE TO PRIOR COMMENT 17 THAT
SEVERAL OF YOUR PATENTS WILL BE EXPIRING SOON. WITH A VIEW TOWARD DISCLOSURE,
PLEASE EXPLAIN TO US THE EFFECT ON YOUR BUSINESS OF THE EXPIRATION OF THESE
PATENTS, INCLUDING THE PERCENTAGE OF YOUR REVENUE DERIVED FROM PRODUCTS
INCLUDING THESE PATENTS.

         As disclosed on page 71, one of the Company's licensed issued US patents covering the Company's GEM 21S product may expire in July 2006. The
Company has two additional US patents covering other unique aspects of GEM 21S and the Company's product candidates. All of the Company's revenue derived from products include these patents. These three patents, the last of which will expire in 2010, cover the Company's product. Both the patent that may expire in
July 2006 and the patent that will expire in 2010 cover the Company's specific
PDGF molecule, but they each claim the molecule in a slightly different way -
one patent claims the molecule in its isolated form, whereas the other patent claims the molecule in absence of certain impurities. Therefore, the Company believes that the coverage of the two patents is cumulative and that the expiration of one patent in July 2006 would not significantly affect the
Company's intellectual property position or business. The Company has revised the disclosure on page 71.

         PRINCIPAL STOCKHOLDERS, PAGE 97

         8. WE NOTE YOUR DISCLOSURE IN FOOTNOTE 2 IN RESPONSE TO COMMENT 24.
PLEASE CLARIFY WHICH INDIVIDUALS BENEFICIALLY OWN THE SHARES.

         The Company has revised the disclosure in footnote 2 on page 98.

         UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-2

         NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-6

         STOCK BASED PAYMENTS, PAGE F-10

         9. WE SEE THAT YOU PRESENT BASIC AND DILUTED EARNINGS PER SHARE AS IF
YOU HAD NOT ADOPTED SFAS 123(R) IN THE FOOTNOTES TO YOUR FINANCIAL STATEMENTS.
THIS

MEASURE APPEARS TO BE A NON-GAAP MEASURE AS DEFINED BY REGULATION G AND ITEM
10(e) OF REGULATION S-K SINCE IT EXCLUDES AN AMOUNT THAT IS INCLUDED IN THE MOST
DIRECTLY COMPARABLE MEASURE CALCULATED AND PRESENTED IN ACCORDANCE WITH GAAP.
WHILE YOU SHOULD DISCLOSE THE EFFECT OF THE ADOPTION OF SFAS 123(R) ON BASIC AND
DILUTED EARNINGS PER SHARE, THE USE OF A NON-GAAP MEASURE IS NOT APPROPRIATE.
PURSUANT TO ITEM 10(e)(1)(ii), YOU MAY NOT PRESENT A NON-GAAP FINANCIAL MEASURE
IN THE FOOTNOTES TO FINANCIAL STATEMENTS. ACCORDINGLY, PLEASE REMOVE THIS
MEASURE FROM YOUR FINANCIAL STATEMENTS AND REVISE TO DISCLOSE THE IMPACT OF
APPLYING SFAS 123(R), AS REQUIRED BY PARAGRAPH 84 OF SFAS 123(R).

         In order to remove any references that might be considered non-GAAP measures, the Company has revised the stock based compensation disclosures on page F-11 to remove the presentation of basic and diluted earnings per share regarding the impact of the Company's adoption of SFAS 123(R) as discussed with the Staff.

         10. AS A RELATED MATTER, PLEASE NOTE THAT YOU SHOULD CONTINUE TO
PRESENT THE TABULAR INFORMATION THAT WAS REQUIRED BY PARAGRAPH 45 OF SFAS 123
FOR AWARDS THAT WERE ACCOUNTED FOR UNDER THE INTRINSIC VALUE METHOD OF OPINION
25. REFER TO PARAGRAPH 84 OF SFAS 123(R).

         At December 31, 2005 and prior to the adoption of SFAS 123(R) on
January 1, 2006, the Company was a non-public entity that used the minimum value method for pro forma disclosure purposes under the original provisions of SFAS
123(R). As such, the Company has followed the provisions of paragraph 85 of SFAS
123(R) which prohibit the presentation of the tabular information that had been required by paragraph 45 of SFAS 123.

          CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005

          NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-38

          STOCK BASED COMPENSATION, PAGE F-44

         11. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 29 IN OUR LETTER DATED APRIL
13, 2006. YOU STATE THAT YOU HAVE DISCLOSED THE WEIGHTED AVERAGE FAIR VALUE FOR
ALL OPTIONS OUTSTANDING FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003. WE
REFER YOU TO PARAGRAPH 47(b) OF SFAS 123, WHICH REQUIRES THE DISCLOSURE OF THE
WEIGHTED-AVERAGE GRANT-DATE FAIR VALUE OF OPTIONS GRANTED DURING THE YEAR.
PLEASE REVISE.

         The Company's tabular disclosures on page F-44 represent the weighted-average grant-date fair value and weighted average exercise prices of options granted during the year, and not for all options outstanding for the years ended December 31, 2005, 2004 and 2003. As discussed by the Company with the Staff, the Company's previous response to comment 29 in the Commission's letter dated April 13, 2006 was not correct in this regard. As such, the Company has not revised the disclosure on page F-44.

         12. AS A RELATED MATTER, PLEASE REVISE TO CLARIFY THE TIME PERIOD FOR
YOUR WEIGHTED AVERAGE EXERCISE PRICE AND FAIR VALUE DISCLOSURES IN THE TABLE ON
PAGE F-44. FOR EXAMPLE, IF THE AMOUNT PRESENTED IS THE WEIGHTED AVERAGE EXERCISE
PRICE OF ALL OUTSTANDING OPTIONS, PLEASE DISCLOSE THAT FACT.

         Based on the Company's response to comment 11 above, and as discussed by the Company with the Staff, comment 12 is no longer applicable.

         NOTE 12. STOCKHOLDER'S DEFICIT, PAGE F-58

         13. WE REFERENCE PRIOR COMMENT 32 IN OUR LETTER DATED APRIL 13, 2006.
WE STILL DO NOT SEE WHERE YOU HAVE PROVIDED ALL OF THE DISCLOSURES REQUIRED BY
PARAGRAPHS 47 AND 48 OF SFAS 123. FOR EXAMPLE, THE FOLLOWING INFORMATION SHALL
BE DISCLOSED FOR EACH YEAR FOR WHICH AN INCOME STATEMENT IS PROVIDED:

             THE NUMBER AND WEIGHTED-AVERAGE EXERCISE PRICES OF
             OPTIONS FOR EACH OF THE FOLLOWING GROUPS OF OPTIONS:
             (1) THOSE OUTSTANDING AT THE BEGINNING OF THE YEAR,
             (2) THOSE OUTSTANDING AT THE END OF THE YEAR, (3)
             THOSE EXERCISABLE AT THE END OF THE YEAR, AND THOSE
             (4) GRANTED, (5) EXERCISED, (6) FORFEITED, OR (7)
             EXPIRED DURING THE YEAR.

             THE WEIGHTED-AVERAGE GRANT-DATE FAIR VALUE OF OPTIONS
             GRANTED DURING THE YEAR. IF THE EXERCISE PRICES OF
             SOME OPTIONS DIFFER FROM THE MARKET PRICE OF THE
             STOCK ON THE GRANT DATE, WEIGHTED-AVERAGE EXERCISE
             PRICES AND WEIGHTED-AVERAGE FAIR VALUES OF OPTIONS
             SHALL BE DISCLOSED SEPARATELY FOR OPTIONS WHOSE
             EXERCISE PRICE (1) EQUALS, (2) EXCEEDS, OR (3) IS
             LESS THAN THE MARKET PRICE OF THE STOCK ON THE GRANT
             DATE.

             FOR OPTIONS OUTSTANDING AT THE DATE OF THE LATEST
             STATEMENT OF FINANCIAL POSITION PRESENTED, THE RANGE
             OF EXERCISE PRICES (AS WELL AS THE WEIGHTED-AVERAGE
             EXERCISE PRICE) AND THE WEIGHTED-AVERAGE REMAINING
             CONTRACTUAL LIFE SHALL BE DISCLOSED. IF THE RANGE OF
             EXERCISE PRICES IS WIDE (FOR EXAMPLE, THE HIGHEST
             EXERCISE PRICE EXCEEDS APPROXIMATELY 150 PERCENT OF
             THE LOWEST EXERCISE PRICE), THE EXERCISE PRICES SHALL
             BE SEGREGATED INTO RANGES THAT ARE MEANINGFUL FOR
             ASSESSING THE NUMBER AND TIMING OF ADDITIONAL SHARES
             THAT MAY BE ISSUED AND THE CASH THAT MAY BE RECEIVED
             AS A RESULT OF OPTION EXERCISES. THE FOLLOWING
             INFORMATION SHALL BE DISCLOSED FOR EACH RANGE: THE
             NUMBER, WEIGHTED-AVERAGE EXERCISE PRICE, AND
             WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE OF
             OPTIONS OUTSTANDING AND THE NUMBER AND
             WEIGHTED-AVERAGE EXERCISE PRICE OF OPTIONS CURRENTLY
             EXERCISABLE.

         PLEASE TELL US SPECIFICALLY WHERE IN YOUR FILING YOU HAVE INCLUDED EACH
DISCLOSURE REQUIRED BY THOSE PARAGRAPHS.

         The Company has revised the disclosure on page F-61 to include in its tabular disclosure all required disclosures of paragraphs 47 and 48 of SFAS 123.

         NOTE, 17. SUBSEQUENT EVENT, PAGE F-65

         14. WE NOTE THAT YOUR DIRECTORS HAVE APPROVED A 1.5 TO 1 STOCK SPLIT
THAT WILL TAKE EFFECT IMMEDIATELY PRIOR TO THE COMPLETION OF THE INITIAL PUBLIC
OFFERING. PLEASE REVISE TO REFLECT THE STOCK SPLIT RETROACTIVELY THROUGHOUT THE
FINANCIAL STATEMENTS AND THE REST OF THE DOCUMENT, INCLUDING THE CAPITALIZATION
AND DILUTION TABLES, OR TELL US WHY RETROACTIVE PRESENTATION IS NOT APPLICABLE.
PLEASE REFER TO SAB TOPIC 4.C.

         The Company has retroactively restated its historical financial statements (in Amendment No. 3 to the Registration Statement) to give effect to the 1.5 for one stock split, which occurred on May 4, 2006.

         EXHIBIT 5

         15. PLEASE FILE AN OPINION THAT COVERS ALL SHARES OFFERED, INCLUDING
THE OVER-ALLOTMENT SHARES.

         Morrison & Foerster LLP, counsel to the Company, has revised its opinion to cover all shares offered, including the over-allotment shares.

         16. IT IS UNCLEAR WHY THE OPINION STATES THAT THE SHARES "WHEN
AUTHORIZED... WILL BE DULY AUTHORIZED." ARE THE SHARES NOT YET AUTHORIZED? WHY
IS IT APPROPRIATE TO OFFER SHARES THAT ARE NOT AUTHORIZED? GIVEN THIS STATEMENT,
HASN'T COUNSEL ESSENTIALLY ASSUMED AWAY ITS OPINION REGARDING DUE AUTHORIZATION?

         Morrison & Foerster LLP, counsel to the Company, has revised its opinion to clarify that the shares have been duly authorized.

         17. WE NOTE THAT THE OPINION IS CONDITIONED NOT ONLY ON THE SALE
OCCURRING IN THE MANNER DESCRIBED IN THE REGISTRATION STATEMENT BUT ALSO "IN
ACCORDANCE WITH THE RESOLUTIONS ADOPTED BY THE BOARD OF DIRECTORS (OR ANOTHER
PROPERLY AUTHORIZED BODY) OF THE COMPANY." IT IS UNCLEAR WHY THIS ADDITIONAL
CONDITION IS NECESSARY OR APPROPRIATE IN THE OPINION. HOW AND WHY WILL THESE
RESOLUTIONS DIFFER FROM WHAT IS DESCRIBED IN THE REGISTRATION STATEMENT?

         Morrison & Foerster LLP, counsel to the Company, has revised its opinion to delete the reference to another properly authorized body.

                 **********************************************

         We appreciate in advance your time and attention to this amendment, as well as to our responses to the Staff's comments. Should you have any additional questions or concerns, please call me at 212-468-8179.

Sincerely,

/s/ Anna T. Pinedo

Anna T. Pinedo

cc:   William Grant, Esq.
      James R. Tanenbaum, Esq.